FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2012

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

AUTHORIZED-CAPITAL PUBLICLY-HELD COMPANY

Corporate Taxpayer’s ID (CNPJ/MF): nº 47.508.411/0001-56

Company Registry (NIRE): 35.300.089.901

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON APRIL 11, 2012

1.            DATE, TIME AND PLACE: On the 11th day of April, 2012, at 02:00 p.m., at the headquarters of Companhia Brasileira de Distribuição (“Company”), in the city Capital of the State of São Paulo, at Avenida Brigadeiro Luís Antonio, nº 3.142.

2.            PRESIDING BOARD: Chairman: Abilio dos Santos Diniz; Secretary: Renata Catelan P. Rodrigues.

3.            CALL AND ATTENDANCE: Call notice was duly made pursuant to Article 15 of the Company’s Bylaws. The majority of the sitting board members attended the meeting.

4.            AGENDA: (i) Approval of the eleventh (11th) issuance of simple debentures, not convertible into shares, unsecured, issued in a sole series, of the Company, in the total amount of one billion and two hundred million Brazilian reais (R$ 1,200,000,000.00), which shall be subject to public distribution with restricted placement pursuant to CVM Instruction number 476, of January 16, 2009, as amended (“Issue”, “Debentures”, “Restricted Offering”, e “CVM Instruction 476/09”, respectively); (ii) Authorize the Company’s Board of Executive Officers to carry out all acts necessary for the realization, formalization and improvement of the Issue and the Restricted Offering, especially, but not limited to (a) hiring financial institutions duly authorized to operate in the capital market to perform the placement of the Debentures under the Restricted Offering, (b) engagement of other service providers on the Issue and the Restricted Offering, such as fiduciary agent (“Fiduciary Agent”), the agent bank, among others, and (c) signing the indenture of debentures’ issuance (“Indenture”) and the agreement for public distribution of the Debentures.

5.            RESOLUTIONS: After the meeting was convened, the Board Members examined the items in the agenda and by unanimous vote resolved as follows

5.1.         Approval the of eleventh (11th) issuance of simple debentures, not convertible into shares, unsecured, issued in a sole series in the total amount of one billion, two hundred million Brazilian reais (R$ 1,200,000,000.00), which shall be subject to public distribution with restricted placement pursuant to CVM Instruction 476/09, to be launched after May 1st, 2012, which will have the followings characteristics and conditions:

(a)           Total Issuance Amount: one billion, two hundred million Brazilian reais on the Issuance Date (as defined below);

(b)           Debentures’ Issue Date: For all legal purposes, the Debentures’ issue date shall be May 2nd 2012 (“Issue Date”).

(c)            Issuance Number: The Issuance shall be the eleventh (11th) issuance of debentures of the Company;

(d)            Unit Face Value: On the Issuance Date, the unit face value of the Debentures shall be ten thousand Brazilian reais (R$10,000.00) (“Unit Face Value”);

(e)            Number Debentures: one hundred and twenty thousand (120,000) debentures;

(f)              Series: The Debentures shall be issued in a sole series.

(g)            Type: The Debentures shall be unsecured, pursuant to the provisions of Article 58 of Law 6.404, of December 15, 1.976, as amended (“Brazilian Corporate Law”);

(h)            Validity and Maturity: forty-two (42) months as from the Issue Date, thus maturing on November 2nd 2015 (“Maturity Date”);

(i)              Convertibility, Form and Proof of Ownership of the Debentures: The Debentures shall be issued in registered book-entry form, with no certificates. The Debentures shall not be convertible into shares issued by the Company. No certificates representing the Debentures shall be issued, under Section 63, Paragraph 2, of the Brazilian Corporations Law;

2

(j)             Allocation of Funds: Reserve for retiming of Company’s payments;

(k)            Amortization:  The Unit Par Value shall not be partially amortized along the effective Period of the Debentures;

(l)              Payment of the Principal: The Unit Par Value of each Debenture shall be entirely and exclusively paid on the Maturity Date

(m)          Compensation:  After the Issuance Date, the Debentures shall be entitled to a compensation of one hundred percent (100%) of the accumulate variation of the daily rates of interbank deposits (DI - Depósitos Interfinanceiros) for the day, “over extra group”, basis 252 (two hundred fifty-two) business day, calculated and disclosed daily by CETIP, on its daily report available at its homepage (http://www.cetip.com.br), exponentially increased by a spread  of one percent (1,0%) yearly, basis 252 (two hundred fifty-two) business days, incidents over the Unit Face Value, under the terms of Issuance Indenture (“Compensation”);

(n)            Payment of Compensation: The compensation shall be paid on a semiannual basis, starting from the Issuance Date;

(o)            Placement Plan: The Debentures shall be the purpose of a Restricted Offering solely intended for qualified investors, as defined in CVM Instruction 409, of August 18, 2004, as amended, and CVM Instruction 476/09, as amended, in accordance with the distribution plan described in the Issuance Indenture. The restricted efforts shall begin on May 1st 2012;

(p)            Placement Regime: The Restricted Offering shall be accomplished under the regime of firm guarantee of placement for all Debentures;

(q)            Placement and Trading: The Debentures shall be registered for distribution in the primary market and for trading in the secondary market through the Securities Distribution System (SDT) and the National Debentures System (SND), respectively, both managed and operated by CETIP S.A. – Mercados Organizados (“CETIP”), and the trading transactions shall be settled and the Debentures held in custody at CETIP;

3

(r)          Subscription Price: The Debentures shall be subscribed by the Unit Face Value plus Remuneration (as defined below), calculated on a pro rata temporis basis from the Issuance Date up to its effective subscription and payment date;

(s)         Paid up Form: The Debentures shall be paid up in Brazilian currency, on call, at same time of subscription, according to the proceedings adopted by CETIP;

(t)          Scheduled Renegotiation: The Debentures shall not be subject of scheduled renegotiation;

(u)         Early Maturity: On the occurrence of any events hereunder described, as established on the Deed of Issuance, the Debentures shall be under default:

(a)    Company’s winding-up, dissolution, filing for voluntary bankruptcy or bankruptcy not suppressed in the legal period, adjudication of bankruptcy or any similar procedure to be created by law;

(b)    proposition, by the Company, of extrajudicial recovery to any creditor or group of creditors, irrespective of a judicial approval for such plan being requested or obtained, or filing, by the Company, of a request for judicial recovery in the courts, irrespective of the approval of the recovery process or its granting by the competent court;

(c)    non-compliance by the Company with any pecuniary obligation set forth in the Deed of Issuance, not resolved in the period of two (2) business days starting from the day of notification, in writing, send by the Fiduciary Agent to the Company;

(d)    protests of notes against the Company, except those lodged due to error or bad faith of a third party, provided that it is validly evidenced by the Company within the legal period, which are not remedied or declared illegitimate within fifteen (15) business days, the amount of which, individually or in the whole, is higher than thirty million reais (R$30,000,000.00), except for any protests (i) were cancelled, halted or suspended, or (ii) those whose were presented in court warranties on the minimum amount for the debts;

4

(e)    noncompliance by the Company with any non-pecuniary obligations set forth in the Deed of Issuance, which is not remedied within ten (10) business days counted from the written notice forwarded by the Fiduciary Agent to the Company accordingly;

(f)     non-compliance with the obligation to allocate funds raised through the Debentures, as set forth in the Deed of Issuance;

(g)    default of the Company or its affiliates of any financial debt in the unit or aggregate amount equal to or higher than thirty million reais (R$30,000,000.00), or its equivalent in other currencies, in the event such default is not cured within five (5) business days counted from the default;

(h)    declaration of early maturity of any debt and/or obligation of the Company or any of its subsidiaries which arises from bank loans and/or debt securities which are the responsibility of the Company, in the unit or aggregate amount equal to or higher than thirty million reais (R$30,000,000.00), or its equivalent in other currencies;

(i)       the declarations and warranties granted by the Company prove to be false, inaccurate or misleading;

(j)      non-compliance of any condemnatory judicial decision or judicial measure, dully res judicata, against the Company, in the unit or aggregate amount equal to or higher than thirty million reais (R$30,000,000.00), or its equivalent in other currencies within ten (10) business days from the date of declaration of early maturity;

5

(k)   spin-off, amalgamation or merger of the Company into another company, without the prior express authorization of debenture holders, pursuant to the resolution quorum set forth in the Deed of Issuance, except if the spin-off, amalgamation or merger complies with the requirements of Article 231 of the Brazilian Corporation Law;

(l)     or also, transfer of the Company’s shareholding control to third parties, except for any transfer of interest among the Company’s current controlling parties or any transfer of the Company’s direct or indirect control to a company in the retail sector;

(m)  change of the Company’s business purpose in such a way that its main activity is no longer the food trade;

(n)   transformation of the Company into a limited-liability company;

(o)   the non maintenance, by the Company, while Debentures are in full force and circulating, of the indexes and financial bounds established by the Deed of Issuance.

(v)         Early Redemption: Debentures may be early redeemed at any time, from the twenty-fourth (24th) month starting from the Issuance Date, at Company's sole discretion, by posting or publishing a notification to Debenture holders under the terms of the Issuance Indenture (“Early Redemption”). The early redemption shall be admitted upon the payment of its unamortized Unit Face Value plus (a) Remuneration, calculated pro rata temporis from the Issue Date until the date of actual redemption, as well as fines and default interest, if any, and (b) a bonus of (i) 0.50% on the Unit Face Value plus the Remuneration corresponding the remaining period of the Debentures. In case of Early Redemption, shall be used the method of raffle, under the terms of article 55, paragraph 1st , of the Law of Incorporated Companies and further applicable laws, including those refereed to its own rules.

(w)        Fine and Interest: In case of delay in the payment to be made by the Company, of any amount of the holders of the Debentures, including, but not limited to, the Compensation to be paid under the terms of the Issuance Indenture, the overdue and unpaid debts by the Company shall be subject, from the date of default up to the date payment is actually made, irrespective of any notice, notification or court or out-of-court summons, besides the Compensation, to: (i) a conventional, non-reducible and non-compensatory fine of two percent (2%); and (ii) a late payment interest at the rate of one percent (1%) per month, both applicable to the amounts in arrears;

6

5.2.         Authorize the Company’s Board of Executive Officers to perform all acts necessary for the realization, formalization and improvement of the Issue and the Restricted Offering, especially but not limited, as regards the (i) recruitment of the financial institutions authorized to work on capital markets to perform the placement of the of the Debentures of the Restricted Offering (ii) recruitment of further outsourcing agents in connection with the Restricted Offering, as the Fiduciary Agent, the Agent Bank, bookkeeping agent, legal advisor, among others; and (iii) undertaking of the Indenture Issuance and the placement facilitation agreement of the Debentures.

6.            APROVAL AND SIGNATURE OF THE MINUTES: There being no further business to discuss, the meeting was adjourned to draw up these minutes. After meeting was resumed, these minutes were read, approved and signed by all in attendance. São Paulo, April 11, 2012. Abilio dos Santos Diniz, Chairman; Renata Catelan P. Rodrigues, Secretary. Attending Board Members: Abilio dos Santos Diniz, Ana Maria Falleiros dos Santos Diniz D’Ávila, João Paulo Falleiros dos Santos Diniz, Pedro Paulo Falleiros dos Santos Diniz, Geyze Marchesi Diniz, Antoine Marie Remi Lazars Giscard d’Estaing, Jean Louis Bourgier, Fábio Schvartsman, Pedro Henrique Chermont de Miranda, Guilherme Affonso Ferreira, Arnaud Strasser e Ulisses Kameyama. A summary of the minutes was drafted on the relevant book, according to Paragraph of Section 130 of Brazilian Corporate Law.

Renata Catelan P. Rodrigues

Secretary

7

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: April 12, 2012	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Vitor Fagá de Almeida Name: Vitor Fagá de Almeida Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.